Form 51-102F3
Material Change Report

Item 1. **Name and Address of Company**

CIBT Education Group Inc. (the **"Company"**)
Suite 1200, 777 West Broadway
Vancouver, BC, V5Z 4J7

Item 2. **Date of Material Change**

October 27, 2009

Item 3. **News Release**

A news release dated October 27, 2009 was disseminated through Marketwire.

Item 4. **Summary of Material Change**

The Company, subject to TSX Venture Exchange approval, has negotiated a non-brokered private placement to raise $3 million by the issuance of common shares at a price of $0.70 per share.

Item 5.1 **Full Description of Material Change**

The Company, subject to TSX Venture Exchange approval, has negotiated a non-brokered private placement to raise $3 million by the issuance of common shares (without share purchase warrants) at a price of $0.70 per share. The private placement will be undertaken with several purchasers including institutional investors. Finder's fees will be payable in connection with a portion of the private placement which is expected to close in two tranches.

Item 5.2 **Disclosure for Restructuring Transactions**

Not applicable.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7. **Omitted Information**

Not applicable.

Item 8. **Executive Officer**

Toby Chu, chief executive officer
Telephone: 604 871 9909

Item 9. **Date of Report**

October 27, 2009.